Exhibit 99.1

HeadHunter Group PLC Announces Third Quarter 2019 Financial Results

MOSCOW, Russia, December 6, 2019 – HeadHunter Group PLC (Nasdaq: HHR) announced today its financial results for the quarter ended September 30, 2019. As used below, references to “we,” “our,” “us” or the “Company” or similar terms shall mean HeadHunter Group PLC.

Third Quarter 2019 Financial and Operational Highlights

(in millions of RUB(1) and USD(2))	Three months ended September 30, 2019	Three months ended September 30, 2018	Change(3)	Three months ended September 30, 2019
	RUB	RUB		USD(4)
Revenue	2,142	1,648	30.0%	33.3
Russia Segment Revenue	1,984	1,538	29.1%	30.8
Net Income	571	336	69.8%	8.9
Net Income Margin, %	26.6%	20.4%	6.2 ppts
Adjusted EBITDA(5)	1,145	850	34.8%	17.8
Adjusted EBITDA Margin, %(5)	53.5%	51.5%	2.0 ppts
Adjusted Net Income(5)	732	477	53.3%	11.4
Adjusted Net Income Margin, %(5)	34.2%	29.0%	5.2 ppts

(1)	“RUB” or “₱” denote Russian Ruble throughout this release.
(2)	“USD” or “$” denote U.S. Dollar throughout this release.
(3)

Percentage movements and certain other figures in this release may not recalculate exactly due to rounding. This is because percentages and/or figures contained herein are calculated based on actual numbers and not the rounded numbers presented.

(4)	Dollar translations are included solely for the convenience of the reader and were calculated at the exchange rate quoted by the Central Bank of Russia as of September 30, 2019 (RUB 64.4156 to USD 1).
(5)

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income and Adjusted Net Income Margin are non-IFRS measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

•

Revenue is up 30.0% primarily due to the increase in revenue in our Russia segment. The Russia segment revenue is up 29.1%, mainly driven by an increase of 39.7% in the number of paying customers in Small and Medium Accounts and an increase of 19.9% in the average revenue per customer (“ARPC”) in Key Accounts in Moscow and St. Petersburg.

•	Net Income is up to ₱571 million from ₱336 million, mainly driven by the increase in revenue.

•

Adjusted EBITDA is up 34.8% primarily due to an increase in revenue, and Adjusted EBITDA Margin is up to 53.5% from 51.5% as our personnel expenses (excluding equity-settled share-based compensations), marketing expenses, and general and administrative expenses (excluding insurance costs related to our initial public offering (“IPO”)) declined as a percentage of revenue.

•

Adjusted Net Income is up 53.3% primarily due to the increase in revenue, and Adjusted Net Income Margin is up to 34.2% from 29.0% as our expenses declined as a percentage of revenue and our effective tax rate decreased.

(in millions of RUB and USD)	As of September 30, 2019	As of December 31, 2018	Change	As of September 30, 2019
	RUB	RUB		USD
Net Working Capital(1)	(2,588)	(2,623)	(1.3)%	(40.2)
Net Debt(1)(2)	3,855	3,577	7.8%	59.8
Net Debt to Adjusted EBITDA Ratio(1)(2)	0.9x	1.3x

(1)

Net Working Capital, Net Debt, and Net Debt to Adjusted EBITDA Ratio are non-IFRS financial measures. See “Use of Non-IFRS Financial Measures” elsewhere in this release for a description of these measures and a reconciliation to the nearest IFRS measure.

(2)	For the purposes of calculation of this ratio as of September 30, 2019, Adjusted EBITDA is calculated on the last twelve months basis.

•

Net Working Capital as of September 30, 2019 remained flat as compared to December 31, 2018, as the increase in trade and other payables over the nine months ended September 30, 2019 (primarily due to increase in payables to employees) was offset by the increase in advances paid (primarily due to prepayment of IPO insurance costs) and a decrease in contract liabilities (primarily due to the utilization of prepayments for annual subscriptions received from our customers in the fourth quarter of 2018).

•

Net Debt increased by ₱59.8 million, or 7.8%, primarily due to dividends paid to shareholders and minority holders, the acquisition of a 25.01% ownership interest in LLC “Skilaz”, a Russian HR technology company which automates routine recruiting processes, for ₱235 million, capital expenditures, and the effect of exchange rate fluctuations on cash, partly offset by the increase of cash from operating activities.

•	Net Debt to Adjusted EBITDA Ratio declined from 1.3x to 0.9x, mainly due to an increase in Adjusted EBITDA.

“Today, I am delighted to present another set of excellent results” said Mikhail Zhukov, Chief Executive Officer of HeadHunter Group PLC.

Against the backdrop of a challenging macro environment, we continued to deliver strong revenue growth in key market segments as a result of balanced monetization and customer acquisition strategies. Also this quarter, we continued demonstrating our ability to increase revenue whilst improving profitability.

We continued to deliver on our mobile-first strategy and in the third quarter of 2019 over 80% of total traffic came from mobile devices. We deem this especially important in the light of our increasingly high focus on blue collar professionals.

Recently, as a testimony of our relentless product focus, we were granted a patent for a comprehensive machine learning powered candidate recommendation system that is embedded into various HeadHunter user interfaces. This technology provides our clients with an opportunity to increase the efficiency of their recruitment process by automatically matching candidates with relevant vacancies. We believe such recommendation and curation systems will continue to play an integral part in our product proposition going forward.

We continue to explore opportunities in both market penetration and monetization enhancement as we implement our long-term growth strategy.”

Operating Segments

For management purposes, we are organized into operating segments based on the geography of our operations. Our operating segments include “Russia,” “Belarus,” “Kazakhstan” and other countries. As each segment, other than Russia, individually comprises less than 10% of our revenue, for reporting purposes we combine all segments other than Russia into the “Other segments” category.

Customers

We sell our services predominantly to businesses that are looking for job seekers to fill vacancies inside their organizations. We refer to such businesses as “customers.” In Russia, we divide our customers into (i) Key Accounts and (ii) Small and Medium Accounts, based on their annual revenue and employee headcount. We define “Key Accounts” as customers who, according to the Spark-Interfax database, have an annual revenue of ₱2 billion or more or a headcount of 250 or more employees and have not marked themselves as recruiting agencies on their page on our website, and we define “Small and Medium Accounts” as customers who, according to the Spark-Interfax database, have both an annual revenue of less than ₱2 billion and a headcount of less than 250 employees and have not marked themselves as recruiting agencies on their page on our website. Our website allows several legal entities and/or natural persons to be registered, each with a unique identification number, under a single account page (e.g., a group of companies). Each legal entity registered under a single account is defined as a separate customer and is included in the number of paying customers metric. Natural persons registered under a single account are assumed to be employees of the legal entities of that account and thus, are not considered separate customers and are not included in the number of paying customers metric. However, in a specific reporting period, if only natural persons used our services under such account, they are collectively included in the number of paying customers as one customer.

Seasonality

Revenue

We generally do not experience substantial seasonal fluctuations in demand for our services and our revenue remains relatively stable throughout each quarter. However, our customers are predominately businesses and, therefore, use our services mostly on business days. As a result, our quarterly revenue is affected by the number of business days in a quarter, with the exception of our services that represent “stand-ready” performance obligations, such as subscriptions to access our curriculum vitae (“CV”) database, which are satisfied over the period of subscription, including weekends and holidays.

Public holidays in Russia predominantly fall during the first quarter of each year, which results in lower business activity in that quarter. Accordingly, our first quarter revenue is typically slightly lower than in the other quarters. For example, our first quarter revenue in our Russia segment in 2017 and 2018 was 21.1% and 20.9%, respectively.

The number of business days in a quarter may also be affected by calendar layout in a specific year. In addition, the Government of Russia decides on an annual basis how public holidays that occur on weekends will be reallocated to business days throughout the year as a requirement of the Labor Code of Russia. As a result, the number of business days in a quarter may be different in each year (while the total number of business days in a year usually remains the same). Therefore, the comparability of our quarterly results, including with respect to our revenue growth rate, may be affected by this variance. In addition, when a calendar layout in a specific year provides for several consecutive holidays or a small number of business days between holidays or holidays adjacent to weekends, HR managers of our customers may take short vacations, further contributing to the decrease in business activities in these periods.

The following table illustrates the number of business days by quarter for the years 2017 to 2019. In 2019, the total number of working days is the same as in 2018, but there is 1 business day more, 2 business days less, and 1 business day more in the first quarter, second quarter, and third quarter, respectively, and the same number of business days in the fourth quarter:

	Number of business days			As % of total business days per year
	2019	2018	2017	2019	2018	2017
First quarter	57	56	57	23.1%	22.7%	23.1%
Second quarter	59	61	61	23.9%	24.7%	24.7%
Third quarter	66	65	65	26.7%	26.3%	26.3%
Fourth quarter	65	65	64	26.3%	26.3%	25.9%

Year	247	247	247	100.0%	100.0%	100.0%

Therefore, in the third quarter of 2019, we saw a positive impact on our revenue and revenue growth rate from additional business days as compared to the third quarter of 2018.

Operating costs and expenses (exclusive of depreciation and amortization)

Personnel and marketing expenses, in total, accounted for 77.4% and 78.9% of our total operating costs and expenses (exclusive of depreciation and amortization) for the years ended December 31, 2018 and December 31, 2017, respectively. Most of our marketing and personnel expenses are fixed and not directly tied to our revenue.

Marketing expenses are more volatile in terms of allocation to quarters and are affected by our decisions on how we realize our strategy in a particular year, which can differ from year to year. Therefore, total marketing expenses as a percentage of revenue for a particular quarter may not be fully representative of the whole year. Personnel expenses are relatively stable over the year; however, they are also affected by other dynamics, such as our hiring decisions. Some costs and expenses, such as share-based compensation or foreign exchange gains or losses, can be significantly concentrated in a particular quarter.

Third quarter segment external expenses in our Russia segment in 2017 and 2018 were 26.0% and 24.7%, respectively, of total Russia segment external expenses for the year.

Net income and Adjusted EBITDA

Even though our revenue remains relatively stable throughout each quarter, seasonal revenue fluctuations, as described above, affect our net income. As a result of revenue seasonality, our profitability in first quarter is usually lower than in other quarters and for the full year, because our expenses as a percentage of revenue are usually higher in first quarter due to lower revenue. For example, our Adjusted EBITDA Margin was 34.6% for the first quarter of 2018, compared to 46.7% for the full year 2018. Our profitability is also affected by our decisions on timing of expenses, again as described above.

Contract liabilities

Our contract liabilities are affected by the annual subscriptions’ renewal cycle in our Key Accounts customer segment. A substantial number of our Key Accounts renew their subscriptions in the first quarter and prepay us in the fourth quarter of a previous year, as per our normal payment terms. As a result, we receive substantial prepayments from our customers in the fourth quarter which causes consequential increase in our contract liabilities at the end of that quarter. For example, our contract liabilities as of March 31, June 30, September 30, and December 31, 2018 were ₱1,607 million, ₱1,548 million, ₱1,553 million, and ₱2,073 million, respectively.

Net cash generated from operating activities

Our net cash generated from operating activities is affected by seasonal fluctuations of business activity as explained in “Revenue” and by substantial prepayments from our customers (see “Contract liabilities”), as well as by our decisions in regard to timing of expenses (see “Operating expenses (exclusive of depreciation and amortization)”), and to a lesser extent by payment terms provided to us by our largest suppliers, such as TV advertising agencies and others.

Net working capital

Our net working capital is primarily affected by changes in our contract liabilities as discussed above. As our contract liabilities are usually highest in the fourth quarter, our net working capital is usually lowest in the fourth quarter. For example, our net working capital of March 31, June 30, September 30, and December 31, 2018 was ₱(2,044) million, ₱(2,048) million, ₱(2,036) million, and ₱(2,623) million, respectively.

Third Quarter 2019 Results

Our revenue was ₱2,142 million for the three months ended September 30, 2019 compared to ₱1,648 million for the three months ended September 30, 2018. Revenue for the three months ended September 30, 2019 increased by ₱494 million, or 30.0%, compared to the three months ended September 30, 2018, primarily due to the increase in revenue in our Russia segment. Revenue in our Russia segment was ₱1,984 million for the three months ended September 30, 2019 compared to ₱1,538 million for the three months ended September 30, 2018. Revenue in our Russia segment increased by ₱447 million, or 29.1%. This was primarily due to a 66.9% growth in the number of paying Small and Medium Accounts in the other regions of Russia and by 16.1% in Moscow and St. Petersburg, coupled with an increase of 19.9% in the ARPC in Key Accounts in Moscow and St. Petersburg, driven by price increases and an increase in the usage of our services by this type of customer.

The following table breaks down revenue by product:

	For the three months ended September 30,			For the nine months ended September 30,
(in thousands of RUB)	2019	2018	Change	2019	2018	Change
Bundled Subscriptions	584,492	514,852	13.5%	1,642,467	1,424,970	15.3%
CV Database Access	493,409	390,337	26.4%	1,312,798	1,047,229	25.4%
Job Postings	879,272	613,630	43.3%	2,290,258	1,601,173	43.0%
Other value-added services	185,148	129,443	43.0%	476,859	361,773	31.8%

Total revenue	2,142,322	1,648,262	30.0%	5,722,383	4,435,145	29.0%

The following table sets forth the revenue broken down by type of customer and region:

	For the three months ended September 30,			For the nine months ended September 30,
(in thousands of RUB)	2019	2018	Change	2019	2018	Change
Key Accounts in Russia
Moscow and St. Petersburg	515,281	439,458	17.3%	1,443,978	1,225,879	17.8%
Other regions of Russia	178,432	150,161	18.8%	464,018	383,802	20.9%

Sub-total	693,713	589,619	17.7%	1,907,996	1,609,681	18.5%

Small and Medium Accounts in Russia
Moscow and St. Petersburg	731,744	604,228	21.1%	1,930,182	1,598,028	20.8%
Other regions of Russia	461,141	284,261	62.2%	1,195,880	728,160	64.2%

Sub-total	1,192,884	888,489	34.3%	3,126,061	2,326,188	34.4%

Foreign customers of Russia segment	6,097	4,870	25.2%	36,127	26,321	37.3%
Other customers in Russia	91,774	54,739	67.7%	227,535	173,569	31.1%

Total for “Russia” operating segment	1,984,469	1,537,717	29.1%	5,297,720	4,135,759	28.1%
Other segments	157,853	110,545	42.8%	424,663	299,386	41.8%

Total revenue	2,142,322	1,648,262	30.0%	5,722,383	4,435,145	29.0%

The following table sets forth the number of paying customers and ARPC for the periods indicated:

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Number of paying customers
Russia segment
Key Accounts
Moscow and St. Petersburg	4,517	4,619	(2.2)%	5,144	5,271	(2.4)%
Other regions of Russia	4,570	4,015	13.8%	5,340	4,664	14.5%

Key Accounts, total	9,087	8,634	5.2%	10,484	9,935	5.5%
Small and Medium Accounts
Moscow and St. Petersburg	68,376	58,899	16.1%	107,066	94,137	13.7%
Other regions of Russia	85,525	51,243	66.9%	138,743	86,070	61.2%

Small and Medium Accounts, total	153,901	110,142	39.7%	245,809	180,207	36.4%
Foreign customers of Russia segment	493	726	(32.1)%	990	1,419	(30.2)%

Total for “Russia” operating segment	163,481	119,502	36.8%	257,283	191,561	34.3%
Other segments, total	14,013	8,929	56.9%	21,665	14,279	51.7%

Total number of paying customers	177,494	128,431	38.2%	278,948	205,840	35.5%

ARPC (in RUB)
Russia segment
Key Accounts
Moscow and St. Petersburg	114,076	95,141	19.9%	280,711	232,570	20.7%
Other regions of Russia	39,044	37,400	4.4%	86,895	82,290	5.6%

Key Accounts, total	76,341	68,290	11.8%	181,991	162,021	12.3%
Small and Medium Accounts
Moscow and St. Petersburg	10,702	10,259	4.3%	18,028	16,976	6.2%
Other regions of Russia	5,392	5,547	(2.8)%	8,619	8,460	1.9%

Small and Medium Accounts, total	7,751	8,067	(3.9)%	12,717	12,908	(1.5)%
Other segments, total	11,265	12,380	(9.0)%	19,601	20,967	(6.5)%

•	Our customer base has continued to expand, as our penetration into the online recruitment in Russian regions outside of Moscow and St. Petersburg and Small and Medium Accounts continues to grow.

•

In our Key Accounts, ARPC has increased by 19.9% in Moscow and St. Petersburg and by 4.4% in Other regions of Russia. Increase in the ARPC in Moscow and St. Petersburg was driven by (1) the increase in prices effective January 1, 2019 (e.g. 10% on average for subscriptions and 18% for a single “Standard” type job posting), a reduction in discounts, and (2) the increase in the usage of service, which was driven by the increase in the average number of job postings per customer, while the average number of subscription days per customer (total for Bundled Subscriptions and CV Database access) remained flat.

•

In our Small and Medium Accounts, ARPC has increased by 4.3% in Moscow and St. Petersburg and decreased by 2.8% in Other regions of Russia. ARPC dynamic in these customer segments was impacted by the acquisition of new customers, who initially have a lower ARPC, while the ARPC of the cohort of customers acquired before January 1, 2018 has increased by 15.4% in Moscow and St. Petersburg and 16.2% in Other regions of Russia, in both cases primarily driven by the increase in the average number of job postings per customer.

Operating Costs and Expenses (exclusive of depreciation and amortization)

Operating costs and expenses (exclusive of depreciation and amortization) were ₱1,092 million for the three months ended September 30, 2019 compared to ₱858 million for the three months ended September 30, 2018, representing an increase of ₱234 million, or 27.2%.

(in thousands of RUB)	For the three months ended September 30,			For the nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Personnel expenses	(557,037)	(418,271)	33.2%	(1,629,293)	(1,271,714)	28.1%
Marketing expenses	(292,801)	(249,224)	17.5%	(772,404)	(731,732)	5.6%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	(47,398)	(40,040)	18.4%	(126,854)	(123,031)	3.1%
Office rent and maintenance	(48,625)	(55,671)	(12.7)%	(148,352)	(170,894)	(13.2)%
Professional services	(50,865)	(80,402)	(36.7)%	(295,592)	(205,598)	43.8%
Insurance services	(43,624)	—	n/m	(68,797)	—	n/m
Hosting and other web-site maintenance	(10,893)	(8,674)	25.6%	(28,703)	(23,920)	20.0%
Other operating expenses	(40,392)	(5,587)	622.9%	(87,148)	(41,989)	107.5%

Operating costs and expenses (exclusive of depreciation and amortization)	(1,091,635)	(857,869)	27.2%	(3,157,143)	(2,568,878)	22.9%

Our personnel expenses and insurance costs have increased as a percentage of revenue for the three months ended September 30, 2019 compared to the three months ended September 30, 2018, primarily driven by the increase in share-based compensation (see ‘Personnel expenses’ below) and purchase of insurance cover related to the IPO (see ‘Other general and administrative expenses’), while other general and administrative expenses were flat or decreased as a percentage of revenue (see table below).

	For the three months ended September 30,			For the nine months ended September 30,
	2019	2018	Change	2019	2018	Change
Personnel expenses	26.0%	25.4%	0.6%	28.5%	28.7%	(0.2)%
Marketing expenses	13.7%	15.1%	(1.5)%	13.5%	16.5%	(3.0)%
Other general and administrative expenses:
Subcontractors and other expenses related to provision of services	2.2%	2.4%	(0.2)%	2.2%	2.8%	(0.6)%
Office rent and maintenance	2.3%	3.4%	(1.1)%	2.6%	3.9%	(1.3)%
Professional services	2.4%	4.9%	(2.5)%	5.2%	4.6%	0.5%
Insurance services	2.0%	0.0%	2.0%	1.2%	0.0%	1.2%
Hosting and other web-site maintenance	0.5%	0.5%	(0.0)%	0.5%	0.5%	(0.0)%
Other operating expenses	1.9%	0.3%	1.5%	1.5%	0.9%	0.6%

Operating costs and expenses (exclusive of depreciation and amortization)	51.0%	52.0%	(1.1)%	55.2%	57.9%	(2.7)%

Personnel expenses

Personnel expenses increased by ₱139 million, or 33.2%, for the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The main factors that contributed to the increase in personnel expenses are: (i) an increase in share-based compensation, primarily due to the grant of new options under the 2016 Unit Option Plan and 2018 Unit Option Plan in the second quarter of 2019; (ii) 76 new employee hires from September 30, 2018 to September 30, 2019, primarily in the development and production teams in our Russia segment, thus increasing headcount in the Russia segment to 681 people as of September 30, 2019; and (iii) the indexation of wages effective from the first quarter of 2019. Excluding share-based compensation, our personnel expenses decreased as a percentage of revenue.

Marketing expenses

Marketing expenses increased by ₱43.6 million, or 17.5%, for the three months ended September 30, 2019 compared to the three months ended September 30, 2018, primarily due to: (i) an increase in TV marketing expense; (ii) timing of expenses incurred on a brand recognition study, which was carried out in the third quarter of 2019 and the fourth quarter of 2018; and (iii) an increase in online marketing expenses.

Other general and administrative expenses

Our professional services have decreased by ₱29.5 million, or 36.7%, for the three months ended September 30, 2019 compared to the three months ended September 30, 2018, primarily due to the decrease in the professional services related to the IPO.

Our insurance services have increased by ₱43.6 million for the three months ended September 30, 2019 compared to the three months ended September 30, 2018, due to the purchase of insurance cover related to the IPO.

Our office rent and maintenance expenses decreased by ₱7 million, or 12.7%, for the three months ended September 30, 2019 compared to the three months ended September 30, 2018. At January 1, 2019, we initially adopted IFRS 16, the new accounting standard that introduced a single, on-balance sheet accounting model for lessees. As a result, we, as a lessee, have recognized right-of-use assets representing our rights to use the underlying assets and lease liabilities representing our obligation to make lease payments. We have applied IFRS 16 using the modified retrospective approach. Accordingly, the comparative information presented for 2018 has not been restated and is presented, as previously reported, under IAS 17 and related interpretations. We have recognized ₱18,618 thousand of depreciation charges and ₱8,070 thousand of interest costs from the leases in the third quarter of 2019.

Our other operating expenses increased by ₱34.8 million, mainly due to: (i) certain additional valuation allowances for value-added tax receivables provided in the third quarter of 2019; and (ii) an increase in travel expenses.

Net foreign exchange income

Net foreign exchange income was ₱11.4 million for the three months ended September 30, 2019, an increase of ₱10.3 million, compared to a ₱1.1 million income for the three months ended September 30, 2018. The net foreign exchange income for the three months ended September 30, 2019 reflects mostly the foreign exchange income on USD-denominated cash balances.

Depreciation and amortization

Depreciation and amortization were ₱171.1 million for the three months ended September 30, 2019, compared to ₱148.2 million for the three months ended September 30, 2018. Depreciation and amortization increased by ₱23.5 million, or 15.9%, primarily due to a depreciation charge of ₱18.6 million related to right-of-use assets recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.” (See “Other general and administrative expenses”).

Finance income and costs

Finance income was ₱12.0 million for the three months ended September 30, 2019 compared to ₱25.1 million for the three months ended September 30, 2018, primarily due to a decrease in short-term deposits as we used cash to pay dividends to shareholders for the year 2018 in July 2019.

Finance costs were ₱145.5 million for the three months ended September 30, 2019, compared to ₱159.1 million for the three months ended September 30, 2018. Finance costs decreased by ₱13.7 million, primarily due to a decrease of loans and borrowings balance by ₱1,043 million from December 31, 2018 to September 30, 2019, partly offset by interest expense of ₱8.1 million related to lease liabilities recognized as of January 1, 2019 under the new standard IFRS 16 “Leases.”

Income tax expense

Income tax expense was ₱191.4 million for the three months ended September 30, 2019 compared to ₱173.4 million for the three months ended September 30, 2018, driven by the increase of tax base primarily due to the increase in revenue. The effective tax rate was 25.1% for the three months ended September 30, 2019 and 34.0% for the three months ended September 30, 2018.

The effective tax rate for the three months ended September 30, 2019 was affected by the reversal of provision for uncertain tax positions in the third quarter of 2019 that did not occur in the third quarter of 2018. Without the effect from the reversal, the effective tax rate for the three months ended September 30, 2019 would have been 28.4%. The remaining decrease in the effective tax rate from 34.0% to 28.4% is primarily due to a decrease in the proportion of non-deductible expenses and unrecognized deferred tax assets relative to profit before income tax.

Net income

Net income was ₱571 million for the three months ended September 30, 2019 compared to ₱336 million for the three months ended September 30, 2018. Net income increased by ₱235 million compared with the three months ended September 30, 2018, primarily due to the reasons described above.

Adjusted EBITDA

Adjusted EBITDA was ₱1,145 million for the three months ended September 30, 2019 compared to ₱850 million for the three months ended September 30, 2018, and it increased by ₱295 million primarily due to the increase in revenue.

Adjusted Net Income

Adjusted Net Income was ₱732 million for the three months ended September 30, 2019 compared to ₱477 million for the three months ended September 30, 2018. Adjusted Net Income increased by ₱254 million compared with the three months ended September 30, 2018, primarily due to the reasons described above.

Cash Flows

The following table sets forth the summary cash flow statements for the periods indicated:

(in thousands of RUB)	For the nine months ended September 30,
	2019	2018	Change
Net cash generated from operating activities	1,569,252	1,083,098	486,154
Net cash used in investing activities	(493,824)	(143,430)	(350,394)
Net cash used in financing activities	(2,334,096)	(552,723)	(1,781,373)
Net (decrease)/increase in cash and cash equivalents	(1,258,668)	386,945	(1,645,613)

Cash and cash equivalents, beginning of period	2,861,110	1,416,008	1,445,102
Cash and cash equivalents included in assets held for sale, beginning of period	—	10,801	(10,801)
Effect of exchange rate changes on cash	(63,035)	(3,627)	(59,408)

Cash and cash equivalents, end of period	1,539,407	1,810,127	(270,720)

Net cash generated from operating activities

For the nine months ended September 30, 2019, net cash generated from operating activities was ₱1,569 million compared to ₱1,083 million for the nine months ended September 30, 2018. The change between the periods of ₱486 million was primarily driven by an increase in sales, which resulted in an increase in net income (adjusted for non-cash items and items not affecting cash flow from operating activities), and depositary income received, partially offset by an increase in income tax paid due to an increased tax base.

Net cash used in investing activities

For the nine months ended September 30, 2019, net cash used in investing activities was ₱494 million compared to ₱143 million for the nine months ended September 30, 2018. The change between the periods of ₱350 million was primarily due to the acquisition of a 25.01% ownership interest in LLC “Skilaz” for ₱235 million, and an increase in capital expenditures.

Net cash used in financing activities

For the nine months ended September 30, 2019, net cash used in financing activities was ₱2,334 million compared to ₱553 million for the nine months ended September 30, 2018. The change between the periods was primarily due to the dividends paid to shareholders of a ₱1,134, a repayment of a ₱270 million loan to the associate of a non-controlling shareholder, an increase of a loan repayment to VTB Bank by ₱290 million, and an increase in the dividends paid to non-controlling shareholders by ₱49 million.

Capital Expenditures

Our additions to property and equipment and intangible assets in the nine months ended September 30, 2019 were ₱337 million, an increase of ₱140 million compared to ₱197 million for the nine months ended September 30, 2018, primarily due to ₱118 million in office renovation costs during the nine months ended September 30, 2019, as we have redesigned our office in Yaroslavl and part of our office in Moscow.

Financial Outlook

The following forward-looking statement reflects our expectations as of December 6, 2019:

Based on our recent performance, we currently expect our revenue to grow in the range of 27% to 28% year-over-year and our Adjusted EBITDA Margin to be between 50% and 51% for the year 2019.

This outlook reflects our current view, based on the trends that we see at this time, and may change in light of market and economic developments in the business sectors and jurisdictions in which we operate.

Conference Call Information

We will host a conference call and webcast to discuss our results at 08:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 1:00 p.m. London time) the same day.

Third Quarter 2019 Financial Results Conference Call

Friday, December 6, 2019.

8:00 a.m. U.S. Eastern Time (4:00 p.m. Moscow time, 1:00 p.m. London time) the same day.

To participate in the conference call, please use the following details:

Standard International:	+44 (0) 2071 928000
UK (local):	+44 (0) 844 571 8892
UK (toll free):	0800 376 7922
USA (local):	+1631 510 7495
USA (toll free):	1866 966 1396
Russian Federation (local):	+7 495 249 9849
Russian Federation (toll free):	810 800 235 75011
Conference ID:	3587158

Webcast:

https://edge.media-server.com/mmc/p/en5s8pen

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

USE OF NON-IFRS FINANCIAL MEASURES

To supplement our condensed consolidated interim financial information, which is prepared and presented in accordance with IAS 34 Interim Financial Reporting, we present the following non-IFRS1 financial measures: Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS. For more information on these non-IFRS financial measures, please see the tables captioned “Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures”, included following the accompanying financial tables. We define the various non-IFRS financial measures we use as follows:

•

“Adjusted EBITDA” as net income (loss) plus: (1) income tax expense; (2) net interest income or expense; (3) depreciation and amortization; (4) transaction costs related to business combinations; (5) gain on the disposal of subsidiary; (6) expenses related to equity-settled awards (including related social taxes); (7) IPO-related costs and income, and (8) share of profit or loss of equity-accounted investees.

•

“Adjusted Net Income” as net income (loss) plus: (1) transaction costs related to the acquisition of the outstanding equity interests of Headhunter FSU Limited by HeadHunter Group PLC from Mail.Ru Group Limited (the “Acquisition”); (2) gain on the disposal of subsidiary; (3) transaction costs related to the disposal of subsidiary; (4) amortization of intangible assets recognized upon the Acquisition; (5) the tax effect of the adjustment described in (4); (6) (gain)/loss related to the remeasurement and expiration of a tax indemnification asset; (7) IPO-related costs and income, and (8) share of profit or loss of equity-accounted investees.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by revenue.

•	“Adjusted Net Income Margin” as Adjusted Net Income divided by revenue.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by our management to monitor the underlying performance of the business and its operations. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are used by different companies for differing purposes and are often calculated in ways that reflect the circumstances of those companies. You should exercise caution in comparing Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by us to Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin as reported by other companies. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are unaudited and have not been prepared in accordance with IFRS or any other generally accepted accounting principles.

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin are not measurements of performance under IFRS or any other generally accepted accounting principles, and you should not consider Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin or Adjusted Net Income Margin as alternatives to net income, operating profit or other financial measures determined in accordance with IFRS or other generally accepted accounting principles. Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin have limitations as analytical tools, and you should not consider them in isolation. Some of these limitations are:

•

Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments,

•	Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin do not reflect changes in, or cash requirements for, our working capital needs, and

[1]	Denotes International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).

•

the fact that other companies in our industry may calculate Adjusted EBITDA, Adjusted Net Income, Adjusted EBITDA Margin and Adjusted Net Income Margin differently than we do, which limits their usefulness as comparative measures.

The tables at the end of this release provide detailed reconciliations of each non-IFRS financial measure we use to the most directly comparable IFRS financial measure.

We provide earnings guidance on a non-IFRS basis and do not provide earnings guidance on an IFRS basis. A reconciliation of our Adjusted EBITDA Margin guidance to the most directly comparable IFRS financial measure cannot be provided without unreasonable efforts and is not provided herein because of the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations, including depreciation and amortization, expenses related to equity-settled awards and the other adjustments reflected in our reconciliation of historical non-IFRS financial measures, the amounts of which, could be material.

Net Working Capital

Net Working Capital is a financial measure not defined under IFRS. We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Working Capital.

Net Debt and Net Debt to Adjusted EBITDA Ratio

Net Debt and Net Debt to Adjusted EBITDA Ratio are financial measure not defined under IFRS. We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. See the tables at the end of this release providing the calculation of Net Debt and discussion of Net Debt to Adjusted EBITDA Ratio.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2019, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our prospectus pursuant to Rule 424(b) filed with the SEC on May 9, 2019 as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Unaudited Condensed Consolidated Interim Statement of Income and Comprehensive Income

For the three and nine months ended

(in thousands of RUB and USD, except per share amounts)

	For the three months ended September 30,			For the nine months ended September 30,
	2018*	2019	2019	2018*	2019	2019
	RUB	RUB	USD	RUB	RUB	USD
Revenue	1,648,262	2,142,322	33,258	4,435,145	5,722,383	88,835
Operating costs and expenses (exclusive of depreciation and amortization)	(857,869)	(1,091,635)	(16,947)	(2,568,878)	(3,157,143)	(49,012)
Depreciation and amortization	(148,207)	(171,704)	(2,666)	(439,432)	(505,531)	(7,848)

Operating income	642,186	878,983	13,645	1,426,835	2,059,709	31,975
Finance income	25,144	12,031	187	64,691	57,723	896
Finance costs	(159,143)	(145,481)	(2,258)	(484,021)	(470,160)	(7,299)
Other income	—	8,613	134	—	13,544	210
Gain on disposal of subsidiary	—	—	—	6,131	—	—
Net foreign exchange loss	1,136	11,398	177	(5,766)	(24,730)	(384)
Share of loss of equity-accounted investees (net of income tax)	—	(3,536)	(55)	—	(8,584)	(133)

Profit before income tax	509,323	762,008	11,830	1,007,870	1,627,502	25,266
Income tax expense	(173,358)	(191,435)	(2,972)	(363,876)	(542,918)	(8,428)

Net income for the period	335,965	570,573	8,858	643,994	1,084,584	16,837
Attributable to:
Owners of the Company	310,392	531,399	8,250	585,921	982,092	15,246
Non-controlling interest	25,573	39,174	608	58,073	102,492	1,591
Comprehensive (loss)/income
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(7,225)	1,331	21	19,069	(25,591)	(397)

Total comprehensive income, net of tax	328,740	571,904	8,878	663,063	1,058,993	16,440

Attributable to:
Owners of the Company	303,623	532,754	8,271	605,283	958,155	14,875
Non-controlling interest	25,117	39,150	608	57,780	100,838	1,565
Earnings per share
Basic (in Russian Roubles per share)	6.21	10.63	0.165	11.72	19.64	0.305
Diluted (in Russian Roubles per share)	6.21	10.32	0.160	11.72	19.34	0.300

*	The Company has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Unaudited Condensed Consolidated Interim Statement of Financial Position

As at

(in thousands of RUB and USD)	December 31, 2018*	September 30, 2019	September 30, 2019
	RUB	RUB	USD
Non-current assets
Goodwill	6,989,255	6,968,266	108,177
Intangible assets	3,154,605	2,843,922	44,150
Property and equipment	133,810	327,398	5,083
Equity-accounted investees	—	226,145	3,511
Right-of-use assets	—	295,015	4,580
Deferred tax assets	92,094	127,425	1,978
Other non-current assets	3,304	22,446	348

Total non-current assets	10,373,068	10,810,617	167,826
Current assets
Trade and other receivables	40,718	66,676	1,035
Prepaid expenses and other current assets	64,386	165,448	2,568
Cash and cash equivalents	2,861,110	1,539,407	23,898

Total current assets	2,966,214	1,771,531	27,502

Total assets	13,339,282	12,582,148	195,328

Equity
Share capital	8,547	8,547	133
Share premium	1,729,400	1,830,267	28,413
Foreign currency translation reserve	(66,957)	(89,707)	(1,393)
Retained earnings	1,302,981	1,121,772	17,415

Total equity attributable to owners of the Company	2,973,971	2,870,879	44,568
Non-controlling interest	29,449	28,224	438

Total equity	3,003,420	2,899,103	45,006

Non-current liabilities
Loans and borrowings	5,203,692	4,330,755	67,231
Lease liabilities	—	245,700	3,814
Deferred tax liabilities	1,070,240	533,594	8,284
Trade and other payables	13,967	1,823	28
Other non-current liabilities	—	134,071	2,081

Total non-current liabilities	6,287,899	5,245,943	81,439
Current liabilities
Contract liabilities	2,072,640	1,971,341	30,603
Trade and other payables	655,877	826,565	12,832
Loans and borrowings (current portion)	1,233,924	1,063,911	16,516
Lease liabilities (current portion)	—	64,766	1,005
Income tax payable	85,522	487,901	7,574
Other current liabilities	—	22,618	351

Total current liabilities	4,047,963	4,437,102	68,882

Total liabilities	10,335,862	9,683,045	150,321

Total equity and liabilities	13,339,282	12,582,148	195,328

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Unaudited Condensed Consolidated Interim Statement of Cash Flows

For the nine months ended

(in thousands of RUB and USD)
	September 30, 2018*	September 30, 2019	September 30, 2019
	RUB	RUB	USD
OPERATING ACTIVITIES:	643,994	1,084,584	16,837
Net income for the period
Adjusted for non-cash items and items not affecting cash flow from operating activities:
Depreciation and amortization	439,432	505,531	7,848
Net finance costs	419,330	412,437	6,403
Net foreign exchange loss	5,766	24,730	384
Gain on disposal of subsidiary	(6,131)	—	—
Other income	—	(13,544)	(210)
Other non-cash items	1,615	3,834	60
Management incentive agreement	64,543	147,243	2,286
Share grant to Board	—	7,524	117
Share of profit of equity-accounted investees, net of income tax	—	8,584	133
Income tax expense	363,876	542,918	8,428
Change in trade receivables and other operating assets	(116,746)	(146,335)	(2,272)
Change in contract liabilities	81,036	(94,972)	(1,474)
Change in trade and other payables	118,961	85,000	1,320
Depositary income received	—	169,780	2,636
Income tax paid	(462,500)	(710,947)	(11,037)
Interest paid	(470,078)	(457,115)	(7,096)

Net cash generated from operating activities	1,083,098	1,569,252	24,361
INVESTING ACTIVITIES:
Acquisition of equity-accounted investment	—	(234,729)	(3,644)
Proceeds from disposal of subsidiary, net of cash disposed of	(10,847)	—	—
Acquisition of intangible assets	(97,851)	(71,251)	(1,106)
Acquisition of property and equipment	(98,441)	(245,500)	(3,811)
Interest received	63,709	57,656	895

Net cash used in investing activities	(143,430)	(493,824)	(7,666)
FINANCING ACTIVITIES:
Bank and other loans repaid	(495,000)	(1,055,000)	(16,378)
Payment for lease liabilities	—	(38,632)	(600)
Dividends paid to shareholders	—	(1,133,501)	(17,597)
Dividends paid to non-controlling interest	(57,723)	(106,963)	(1,661)

Net cash used in financing activities	(552,723)	(2,334,096)	(36,235)

Net increase/(decrease) in cash and cash equivalents	386,945	(1,258,668)	(19,540)
Cash and cash equivalents, beginning of period	1,416,008	2,861,110	44,416
Cash and cash equivalents included in assets held for sale, beginning of period	10,801	—	—
Effect of exchange rate changes on cash	(3,627)	(63,035)	(979)

Cash and cash equivalents, end of period	1,810,127	1,539,407	23,898

*	The Group has initially applied IFRS 16 at January 1, 2019, using the modified retrospective approach. Under the approach, comparative information is not restated.

Reconciliations of non-IFRS financial measures to the nearest comparable IFRS measures

Reconciliation of EBITDA and Adjusted EBITDA from net income, the most directly comparable IFRS financial measure:

(in thousands of RUB)

	For the three months ended September 30,		For the nine months ended September 30,		For the year ended December 31, 2018
	2018	2019	2018	2019
Net income	335,965	570,573	643,994	1,084,584	1,032,845
Add the effect of:
Income tax expense	173,358	191,435	363,876	542,918	509,602
Net interest costs	133,999	133,450	419,330	412,437	553,724
Depreciation and amortization	148,207	171,704	439,432	505,531	586,131

EBITDA	791,529	1,067,162	1,866,632	2,545,470	2,682,302
Add the effect of:
Equity-settled awards, including related social taxes(1)	18,377	43,956	55,761	117,062	68,776
IPO-related costs(2)	39,772	—	100,875	188,294	110,043
Insurance cover related to IPO(3)	—	39,064	—	61,874	—
Income from depository(4)	—	(8,613)	—	(13,544)	—
Gain on disposal of subsidiary(5)	—	—	(6,131)	—	(6,131)
Share of loss of equity-accounted investees(6)	—	3,536	—	8,584	—

Adjusted EBITDA	849,678	1,145,105	2,017,137	2,907,740	2,854,990

(1)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	In connection with our IPO, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)

Subsequent to and in connection with our IPO, we purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(4)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income in the amount of $2.6 million from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	On April 26, 2018, we sold our 51% subsidiary, HeadHunter LLC (Ukraine), to minority shareholders and recognized a one-off gain on disposal.
(6)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.

Reconciliation of Adjusted Net Income from net income, the most directly comparable IFRS financial measure:

	For the three months ended September 30,		For the nine months ended September 30,
	2018	2019	2018	2019
Net income	335,965	570,573	643,994	1,084,584
Add the effect of:
Equity-settled awards, including related social taxes(1)	18,377	43,956	55,761	117,062
IPO-related costs(2)	39,772	—	100,875	188,294
Insurance cover related to IPO(3)	—	39,064	—	61,874
Income from depository(4)	—	(8,613)	—	(13,544)
Gain on disposal of subsidiary(5)	—	—	(6,131)	—
Share of loss of equity-accounted investees(6)	—	3,536	—	8,584
Amortization of intangible assets recognized upon the Acquisition(7)	103,947	103,947	311,841	311,841
Tax effect on adjustments(8)	(20,789)	(20,789)	(62,368)	(62,368)

Adjusted Net Income	477,272	731,674	1,043,972	1,696,327

(1)

Represents non-cash expenses related to equity-settled awards issued in accordance with the Management Incentive Agreement, and related social taxes, which are payable as a result of us becoming Russian tax resident in June 2019.

(2)	In connection with our IPO, we incurred expenses related to legal, accounting and other professional fees that are not indicative of our ongoing expenses.
(3)

Subsequent to and in connection with our IPO, we have purchased a one-year insurance policy for $2.7 million, of which we allocated $2.4 million to the cover related to our IPO, which we believe does not relate to our ordinary course of business, and $250 thousand to directors’ and officers’ insurance in the ordinary course of business, based on the estimate of our insurance provider. The cost of this insurance policy is expensed over the policy term on a pro-rata time basis, and thus recurs in the reporting periods during its term. We may renew the policy, including the IPO-related cover, for an additional year or more.

(4)

In connection with our IPO, we have signed the Deposit Agreement, in accordance with which we shall receive income in the amount of $2.6 million from our depositary over the five-year period from the date of the IPO, provided that we meet certain covenants as specified in the Deposit Agreement. We believe that this income does not relate to our ordinary course of business.

(5)	On April 26, 2018, we sold our 51% subsidiary, HeadHunter LLC (Ukraine), to minority shareholders and recognized a one-off gain on disposal.
(6)	On May 6, 2019, we acquired a 25.01% equity-accounted investee, LLC “Skilaz”. We believe that share of profit or loss in equity-accounted investees is not indicative of our core operating performance.
(7)

As a result of the Acquisition, we recognized the following intangible assets: (i) trademark and domain names in the amount of ₱1,634,306 thousand, (ii) non-contractual customer relationships in the amount of ₱2,064,035 thousand and (iii) CV database in the amount of ₱618,601 thousand, which have a useful life of 10 years, 5-10 years and 10 years, respectively.

(8)	Calculated by applying the statutory Russian tax rate of 20% to amortization of the assets recognized upon the Acquisition.

We believe that Net Working Capital is a useful metric to assess our ability to service debt, fund new investment opportunities, distribute dividends to our shareholders and assess our working capital requirements.

Calculation of our Net Working Capital is presented in the table below:

(in thousands of RUB)	September 30, 2019	December 31, 2018
Trade and other receivables	66,676	40,718
Prepaid expenses and other current assets	165,448	64,386
Contract liabilities	(1,971,341)	(2,072,640)
Trade and other payables	(826,565)	(655,877)
Other current liabilities	(22,618)	—

Net Working Capital	(2,588,400)	(2,623,413)

We believe that Net Debt and Net Debt to Adjusted EBITDA Ratio are important measures that indicate our ability to repay outstanding debt.

Calculation of our Net Debt is presented in the table below:

(in thousands of RUB)	September 30, 2019	December 31, 2018
Loans and borrowings	4,330,755	5,203,692
Loans and borrowings (current portion)	1,063,911	1,233,924
Cash and cash equivalents	(1,539,407)	(2,861,110)

Net Debt	3,855,259	3,576,506

We calculate our Net Debt to Adjusted EBITDA Ratio by dividing Net Debt by Adjusted EBITDA.

Calculation of Adjusted EBITDA on the last twelve months basis as of September 30, 2019:

(in thousands)	RUB
Adjusted EBITDA for the year ended December 31, 2018	2,854,990

Less Adjusted EBITDA for the nine months ended September 30, 2018	(2,017,137)
Add Adjusted EBITDA for the nine months ended September 30, 2019	2,907,740

Adjusted EBITDA on the last twelve months basis as of September 30, 2019	3,745,593